

SECURITIES AND EXCHANGE COMMISSION

12062850

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C.Denison Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 N 7th Street
(No. and Street)

Sheboygan (City) WI (State) 53081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Testwuide (920)457-9451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenck SC
(Name – *if individual, state last, first, middle name*)

712 Riverfront Drive Suite 301 (Address) Sheboygan (City) WI (State) 53081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Testwuide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Denison, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres & CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Statement of Cash Flows

x (p) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

H. C. DENISON CO.

Financial Statements

September 30, 2012

Together With Independent Auditors' Report



Schenck SC

CPAs AND SO MUCH MORE.

H. C. DENISON CO.

Financial Statements

September 30, 2012

Together With Independent Auditors' Report

H. C. DENISON CO.

CONTENTS



Schenck SC
CPAs AND SO MUCH MORE.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying statement of financial condition of H. C. Denison Co. as of September 30, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. C. Denison Co. as of September 30, 2012 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Schenck SC
Certified Public Accountants

Sheboygan, Wisconsin
November 16, 2012

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2012

ASSETS

Cash and cash equivalents	$ 229,031
Cash - Segregated for reserve requirement	39,177
Cash - Segregated at clearing house	277,853
Receivables:	
Commissions	42,433
Interest and dividends	3,839
Securities owned, at fair value	706,740
Property and equipment, net of accumulated depreciation of $116,332	23,820
	$ 1,322,893

See notes to financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payables:		
Customers	$ 55	
Clearing broker	695,508	
Other	20,802	
Accrued liabilities:		
Salaries, commissions and related withholdings	17,534	
Property taxes	9,554	
Total liabilities		$ 743,453
Stockholder's equity		
Common stock, no par value:		
Authorized, 2,000 shares		
Issued and outstanding, 1,803 shares	1,482,778	
Accumulated deficit	(903,338)	
Total stockholder's equity		579,440
		$ 1,322,893

H. C. DENISON CO.

Statement of Operations
Year ended September 30, 2012

Revenues		
Commissions	$ 1,380,346	
Net dealer inventory and security gains	317,802	
Interest and dividends	12,550	
Other	41,727	
Total revenues		$ 1,752,425
Expenses		
Employee compensation and benefits	1,400,347	
Communications	94,035	
Promotional costs	14,374	
Occupancy and equipment	296,334	
Interest	844	
Professional fees	37,801	
Bank and clearing charges	110,220	
Other	67,506	
Total expenses		2,021,461
Net loss		$ (269,036)

See notes to financial statements.

H. C. DENISON CO.

Statement of Changes in Stockholder's Equity
Year ended September 30, 2012

	Shares	Common Stock	Accumulated Deficit	Total
Balance, October 1, 2011	1,803	$ 1,482,778	$ (634,302)	$ 848,476
Net loss	-	-	(269,036)	(269,036)
Balance, September 30, 2012	1,803	$ 1,482,778	$ (903,338)	$ 579,440

See notes to financial statements.

H. C. DENISON CO.

Statement of Cash Flows
Year ended September 30, 2012

Operating activities		
Net loss	$ (269,036)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	6,505	
Decrease (increase) in:		
Cash - Segregated	(27,247)	
Receivables	232,940	
Securities owned	(423,024)	
Increase (decrease) in:		
Payables	535,907	
Accrued liabilities	(893)	
Net cash provided by operating activities		$ 55,152
Investing activity		
Purchase of property and equipment		(843)
Financing activity		
Net decrease in note payable		(190,000)
Cash and cash equivalents		
Net decrease		(135,691)
Beginning of year		364,722
End of year		$ 229,031
Supplemental disclosure of cash flow information		
Cash paid for interest		$ 844

See notes to financial statements.

H. C. DENISON CO.

Notes to Financial Statements
September 30, 2012

Note 1 - Nature of business and significant accounting policies

A. Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities located in Sheboygan, Wisconsin and is considered to be an introducing broker. The Company clears all securities transactions through Southwest Securities, Inc. (SWS). SWS also holds and maintains all of the Company's customer accounts as well as the Company's securities owned. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through November 16, 2012, the date which the financial statements were available to be issued.

C. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

E. Securities owned and revenue recognition of securities transactions

Securities and commodities transactions of the Company and any related profit or loss are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value. See Notes 1J and 6 for a discussion of fair value measurements.

F. Commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur. Commissions receivable are normally collected in the month following when they are earned. At September 30, 2012, management determined that no valuation allowance was necessary for uncollectible receivables.

Note 1 - Nature of business and significant accounting policies, continued

G. Property, equipment and depreciation

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

H. Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were $12,633 for the year ended September 30, 2012. These costs are included in promotional costs on the statement of operations.

I. Income taxes

The Company has elected, by consent of its stockholder, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the Company. Accordingly, no provision for income taxes has been made by the Company. The Company periodically makes distributions to the stockholder for income taxes.

The Company follows the guidance for accounting for uncertainties in income taxes which is part of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. This guidance increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainties in income taxes for tax positions taken or expected to be taken. It makes recognition and measurement more consistent as well as offering clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes.

Penalties and interest assessed by income taxing authorities are included in other expenses. The Company had no interest and penalties related to income taxes for the year ended September 30, 2012. The Company's federal income tax returns are subject to examination generally for three years after they are filed and its state income tax returns generally for four years after they are filed.

Note 1 - Nature of business and significant accounting policies, continued

J. Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures,* clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements with respect to financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis, and with respect to nonfinancial assets and liabilities that are measured at fair value within the financial statements on a nonrecurring basis, such as long lived and intangible assets.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

- Level 1 - Quoted prices in active markets for identical assets and liabilities
- Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of September 30, 2012.

U.S. Government obligations and stocks: Valued at the closing price reported in the active market in which the individual security is traded;

Corporate and municipal bonds: Valued at the closing price reported in the active market in which the bond is traded, if available. Certain bonds are valued at the last reported bid and asked prices and other bonds are valued based on yields currently available on comparable securities of issues with similar ratings;

Certificates of deposit: Valued based on yields currently available on comparable securities.

Note 1 - Nature of business and significant accounting policies, continued

J. Fair value measurements, continued

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 2 - Concentration, risks and uncertainties

The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per entity. The Company's cash deposits, at times, exceed these limits.

The Company's securities are subject to various risks, including market, credit and interest rate risks.

Note 3 - Cash - Segregated for reserve requirement

The Company is required to maintain sufficient bank accounts and qualified securities as a reserve to protect customer interests pursuant to Securities and Exchange Commission Rule 15c3-3. At September 30, 2012, cash segregated for reserve requirement consists of certificates of deposit in the amount of $39,177.

Note 4 - Cash - Segregated at clearing house

The Company is required to maintain cash balances at SWS. These segregated cash balances fluctuate periodically based on activity. SWS holds securities owned by the Company and is the Company's clearing agent.

Note 5 - Payable to clearing broker

As discussed in Note 1A, SWS clears and holds securities owned by the Company. The amount payable to this clearing broker relates to securities purchased by the Company, for which they have not yet remitted payment, and is collateralized by securities owned by the Company.

Note 6 - Securities owned and fair value measurements

The following table presents, for each of the fair value hierarchy levels, determined on the basis of the nature and risks, the Company's financial assets at September 30, 2012 that are measured at fair value on a recurring basis:

Assets	Total	Fair Value Measurements Using Level 1	Level 2	Level 3
Securities owned:				
Stocks	$ 8,712	$ 8,712	$ -	$ -
Corporate bonds:				
A credit rating	12,993	5,212	7,781	-
A- credit rating	6,845	6,845	-	-
BBB credit rating	26,860	2,365	24,495	-
BBB- credit rating	17,041	11,145	5,896	-
U.S. Government obligations	12,556	12,556	-	-
Municipal bonds:				
Aa2 credit rating	70,501	-	70,501	-
A credit rating	160,522	-	160,522	-
A1 credit rating	226,483	-	226,483	-
A3 credit rating	99,373	-	99,373	-
Baa1 credit rating	25,044	-	25,044	-
No public rating requested	10,039	-	10,039	-
Certificates of deposit	29,771	-	29,771	-
Total assets measured at fair value on a recurring basis	$ 706,740	$ 46,835	$ 659,905	$ -

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended September 30, 2012:

	Stocks
Balance, beginning of year	$ 4,395
Sales (no realized gains or losses)	(4,395)
Balance, end of year	$ -

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2012, the Company had net capital of $466,757, which was $216,757 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.1027 to 1.

Note 8 - Profit-sharing plan

The Company has a profit-sharing plan covering substantially all of its employees. The Board of Directors determined that for the year ended September 30, 2012, no contribution would be made to the plan. The plan also contains a 401(k) voluntary salary reduction feature.

Note 9 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility from a former stockholder for $12,687 per month, adjusted annually based on the change in the consumer price index, under a noncancelable operating lease which expires December 1, 2012. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

Following is a schedule by years of future minimum rental payments required under operating leases that have initial noncancelable lease terms in excess of one year as of September 30, 2012:

Year ending September 30,		
2013	$	29,000
2014		4,000
2015		4,000
2016		4,000
2017		4,000

Rent expense under all operating leases amounted to $152,268 for the year ended September 30, 2012.

SUPPLEMENTARY INFORMATION


Schenck
SC
CPAs AND SO MUCH MORE.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying financial statements of H. C. Denison Co. as of and for the year ended September 30, 2012, and have issued our report thereon dated November 16, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, as of and for the year ended September 30, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenck SC
Certified Public Accountants

Sheboygan, Wisconsin
November 16, 2012


AGN

Schedule I

H. C. DENISON CO.
Computation of Net Capital
September 30, 2012

Net capital		
Total ownership equity, as reported on statement of financial condition		$ 579,440
Less nonallowable assets:		
Property and equipment, net of accumulated depreciation	$ 23,820	
Other assets	54,759	
Total nonallowable assets		78,579
Net capital before haircuts on securities positions		500,861
Less haircuts on securities positions:		
Bankers' acceptances, certificates of deposit, and commercial paper	1,582	
U.S. and Canadian government obligations	753	
State and municipal government obligations	22,767	
Corporate obligations	8,131	
Stocks and warrants	871	
Total haircuts on securities positions		34,104
Net capital		$ 466,757
Basic net capital requirement		
Net capital required (greater of $250,000 or 6.67% of aggregate indebtedness)		$ 250,000
Excess net capital		$ 216,757
Aggregate indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ 47,944
Less deposits in special reserve bank accounts		-
Total aggregate indebtedness		$ 47,944
Percentage of aggregate indebtedness to net capital		10.27%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2012.

Schedule II

H. C. DENISON CO.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
September 30, 2012

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 55	
Total credits		$ 55
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	-	
Total debits		-
Reserve computation		
Excess of total credits over total debits		55
105% of excess of total credits over total debits		58
Amounts held on deposit in reserve bank account, including value of qualified securities		39,177
Amount of withdrawal		-
New amount in reserve bank accounts after subtracting withdrawal		$ 39,177

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2012.


Schenck
SC
CPAs AND SO MUCH MORE.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

In planning and performing our audit of the financial statements of H. C. Denison Co. (Company) as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.


AGN
INTERNATIONAL

Appleton • Fond du Lac • Green Bay • Manitowoc • Milwaukee • Oshkosh • Sheboygan • Stevens Point • Wausau
800-236-2246 • schencksc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Sheboygan, Wisconsin
November 16, 2012